[KBW Letterhead]

August 8, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:   First Savings Financial Group, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-151636

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join First Savings Financial Group, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Tuesday, August 12, 2008 at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

/s/ Harold T. Hanley
Name: Harold T. Hanley Title: Managing Director

cc:	Gregory Dundas, Securities and Exchange Commission